EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY OR ORGANIZATION	STATE OF INCORPORATION OR FORMATION
Kilroy Realty, L.P.	Delaware
Kilroy Realty Finance, Inc.	Delaware
Kilroy Realty Finance Partnership, L.P.	Delaware
Kilroy Services, LLC	Delaware
Kilroy Realty Partners, L.P.	Delaware
Kilroy Realty TRS, Inc.	Delaware
KRCC, LLC	Delaware
Kilroy RB II, LLC	Delaware